U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 General Form for Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         Black Stallion Management, Inc.
                 (Name of Small Business Issuer in Its Charter)


           Nevada                                        88-0409147
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


              7432 South Carling Circle, Salt Lake City, Utah 84121
                    (Address of Principal Executive Offices)

                                  801-944-0701
                (Issuer's Telephone Number, Including Area Code)


Title of each class to be so registered:           Name of each exhange on which
                                                  each class is to be registered

             NONE                                           NONE


Securities to be registered under Section 12(b) of the Exchange Act:


                         Common Stock ($0.001 Par Value)
                                (Title of class)

                                                       Total Number of Pages: 41
                                                      Index to Exhibits: Page 20

                                                 TABLE OF CONTENTS

              PART I..............................................................................................1

     Item 1.          Description of Business.....................................................................1
     Item 2.          Management's Discussion and Analysis or Plan of Operation...................................2
     Item 3.          Description of Property.....................................................................3
     Item 4.          Security Ownership of Certain Beneficial Owners and Management..............................3
     Item 5.          Directors, Executive Officers, Promoters and Control Persons................................4
                               Change in Control..................................................................4
     Item 6.          Executive Compensation......................................................................4
     Item 7.          Certain Relationships and Related Transactions..............................................5
     Item 8.          Description of Securities...................................................................6

              PART II.............................................................................................6

     Item 1.          Market Price of and Dividends on the Registrant's Common Equity
                               and Other Shareholder Matters......................................................6
     Item 2.                   Legal Proceedings..................................................................7
     Item 3.                   Changes in and Disagreements with Accountants......................................7
     Item 4.                   Recent Sales of Unregistered Securities............................................7
     Item 5.          Indemnification of Directors and Officers...................................................8

              PART F/S - FINANCIAL STATEMENTS.....................................................................8

              PART III - EXHIBITS.................................................................................8

              SIGNATURES..........................................................................................8

              Index to Exhibits...................................................................................9


                                       ii

                                     PART I

Item 1.       Description of Business

         Black Stallion Management, Inc., a Nevada corporation (the "Company"), was incorporated in Nevada on July 10, 1996. The Company has no predecessors or subsidiaries.

         Since inception, the Company's primary business has been to identify and merge with or acquire a viable private organization. The Company currently has no operations, does not produce any goods or provide any other services and has no employees, full or part time. In the event the Company is successful in associating with another entity, that entity's operations shall become those of the Company.

         Engaging in a business combination is sought because it would provide the Company with revenue from operations. Since the Company has no significant assets, any business combination the Company may ultimately effect will necessarily involve the issuance of the Company's common stock, par value $0.001 ("Common Stock"), or possibly its preferred stock, par value $0.001 ("Preferred Stock"). Such an exchange of Common Stock or Preferred Stock would substantially dilute the existing ownership position of the Company's current shareholders. If the Company effects a business combination, it may thereafter seek to raise capital for its business combination partner, which may further dilute current shareholders' ownership. Given the Company's total lack of cash flow and history of operating losses, there is a substantial risk that the Company will not be able to raise the capital necessary to make a subsequent business combination successful. A business combination may also result in the Company's recruitment of additional employees.

         Only certain entities will be considered for merger or acquisition. While no exact formula or required set of financial attributes exist and the Company has no preference for any specific type of entity, general criteria the Company will consider before entering a merger or acquisition include the entity's type of business, operating history, audited financial statements and the personal history of the management. At this time, the Company has not identified a merger candidate. Moreover, even if the Company is able to identify a potential merger or acquisition candidate and effect such combination, no assurances can be given that such transaction will result in an increase in shareholder value.

         A suitable merger or acquisition candidate may be located by one of the Company's officers, shareholders or other entities. In the event the Company effects a merger or acquisition, it may compensate the finder of such entity with some amount of money, securities, or both. No formal agreement exists with any entity relating to the search for such a candidate.

         The Company is hereby registering its common stock, par value $0.001 ("Common Stock"), because it hopes to merge with an entity and thereafter have the Common Stock develop a trading market. A requirement of all stock exchanges and quotation systems on which the Company may seek to initiate a trading market in its Common Stock is that such entity be subject to the reporting requirements of the Exchange Act.

         Any merger or acquisition involving the Company may be subject to shareholder approval, depending on the structure of such a transaction, and, upon effectiveness of this registration statement, will be conducted and disclosed pursuant to section 14 of and form 8-K under the Securities Exchange Act of 1934 ("Exchange Act"). The Company shall therefore provide such information to its shareholders and the Securities and Exchange Commission ("Commission") as required.

         To the extent the Company is seeking an operating organization with which to merge, the Company faces substantial competition. There are likely hundreds of companies that have minimal to no operations that would be attractive entities into which a private operating entity could merge.


Item 2.       Management's Discussion and Analysis or Plan of Operation

         Since inception, the Company's business plan has involved merging with or acquiring an entity that can provide the Company with a basis for successful operations. Accordingly, no active operations have been undertaken, and thus, no cash receipts or revenues have been realized and only nominal cash requirements exist. Those which do exist are being satisfied from a $5,500 loan from Park Street Investments, Inc., a Utah corporation ("Park Street"), which was obtained on April 1, 1999, pursuant to a non-recourse Promissory Note bearing 10%
interest until payment in full is due upon maturity on March 31, 2000 ("Promissory Note"). A copy of the Promissory Note is attached hereto as Exhibit 6(1) and incorporated herein by reference. To the extent the Company incurs cash requirements in aggregate exceeding$5,500, it intends on seeking additional financing from Park Street, who has indicated it may assist the Company's costs and expenses, although it has not formally agreed to do so. For more information on Park Street, see Part I, Item 7 - Certain Relationships and Related Transactions. As of July 15, 1999, the Company had a cash balance of $4,660. For more information on the Company's financial condition, see Part F/S - Financial Statements herein.

         It is likely that if the Company locates a merger or acquisition candidate, the Company will be required to issue a substantial number of shares of its Common Stock to facilitate the planned merger or acquisition. It is expected that such issuance of shares will substantially dilute the current shareholders' interests. This type of issuance would almost certainly result in a change in control of the Company based on equity ownership. Such a transaction would likely also involve a change in control of management, where the new shareholders would appoint new officers and directors more intimately knowledgeable in the affairs of the merged or acquired entity. No assurances exist that the Company will successfully locate a merger or acquisition candidate with which it can combine or that if a candidate is located that a merger or acquisition will be profitable, worthwhile or sustainable.

         In the event a merger or acquisition is effected, the Company would be transformed from an entity with no employees, property or equipment, to a fully operational entity which will likely have at least several employees, as well as at least some personal and/or real property. The search for a merger or acquisition candidate is not limited to any specific field or industry.

Year 2000 Compliance

         The Company has addressed the concerns of potential year 2000 computing problems, both internally and with external parties and believes that no significant additional costs will be incurred because of this circumstance. As virtually no computer hardware or software are currently utilized, the Company believes it is in compliance with the year 2000 phenomenon and that existing support agreements are believed adequate to cope with any remaining issues.


Item 3.       Description of Property

         The nominal amount of office space required by the Company's current state of operations is provided rent-free at the home of its president, Kari Cunningham, located at 7432 South Carling Circle, Salt Lake City, Utah 84121. As the Company has no operations aside from identifying a potential merger candidate, the Company currently has no property.

         In the event a merger or acquisition is effected, the Company expects to relocate its offices to those of such merged or acquired entity, which office space may be leased and/or owned and subject to various types of ownership limitations, such as mortgages or liens.

Item 4.       Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of July 12, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director and by all executive officers and directors as a group. No shares of Preferred Stock have been issued or are outstanding.


                                Name and Address of               Amount and Nature of                 Percent
    Title of Class             Beneficial Ownership               Beneficial Ownership                of Class
    --------------             --------------------               --------------------                ----------
    Common Stock               Ken Kurtz                                     2,000,000                     90.9%
                               2133 East 9400 South
                               Sandy, Utah 84093

    Common Stock               Larry Beck                                      176,900                      8.04%
                               7865 South Catori Drive
                               Building B, #206
                               Sandy, Utah 84070

    Common Stock               Kari Cunningham                                       0                         0%
                               7432 South Carling Circle
                               Salt Lake City, Utah 84121

     Common Stock              Directors and Executive                               0                         0%
                               Officers as a Group


Item 5.       Directors, Executive Officers, Promoters and Control Persons

         The Officers and Directors of the Company as of July 16, 1999 are as follows:

Name                  Age          Position
---------------      -----         ------------------------------------
Kari Cunningham         32         President, Secretary, Treasurer and Director

Ken Kurtz               31         Control Person

         Kari Cunningham has been the Company's president and sole director since July 10, 1996, shortly after the Company's incorporation. Cunningham is currently and for the past three years has been a licensed real estate agent with Collier's CRG and CB Commercial in Salt Lake City, Utah, specializing in industrial leasing and sales. Prior to that she worked in the aerospace industry as a mechanical engineer with Allient Tech Systems and Morton Thiokol. Mrs. Cunningham has a Bachelor of Science degree in Mechanical Engineering from California State University, Sacramento. Cunningham is expected to serve as the Company's president and director until such time as the Company effects a merger or acquisition or until a replacement is elected.

         Ken Kurtz has never been named an officer or director of the Company. He may, however, be deemed to be a control person as a result of his ownership of shares of the Company's Common Stock which provide for significant influence and "control" (as defined in Rule 12b-2 of the Exchange Act) over the affairs of the Company. Kurtz has over twelve years experience in the securities industry. Over the past five years, his activities have predominantly involved consulting public and private companies regarding mergers, recapitalizations and other reorganizations. Mr. Kurtz is, and has been since February 1992, the president, sole director and sole shareholder of Park Street Investments, Inc., a Utah corporation. See Part I, Item 7 - Certain Relationships and Related Transactions for more information on Kurtz and Park Street. Additionally, Mr. Kurtz has served on the board of directors and as an officer of several publicly held companies including Hamilton Exploration Co., Inc. in 1995. Currently, Kurtz is not a director of any reporting companies.

Change in Control

         In the event the Company effects a merger or acquisition, the Company will be required to issue a substantial number of shares of its Common Stock. It is expected that such issuance of shares will result in a change in control in shareholder ownership and management of the Company. Incoming shareholders would be expected to appoint officers and directors more intimately knowledgeable in the affairs of the merged or acquired entity.


Item 6.           Executive Compensation

         No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer or director of the Company during the first six months of 1999 ending June 30, 1999, and the fiscal years ended December 31, 1998, 1997 and 1996. The Company's directors have not received any other remuneration for serving as such. The following tables describe the compensation of the Company's president for the last three fiscal years and the first six months of the current fiscal year.

                                          SUMMARY COMPENSATION TABLES

                             Annual Compensation
     Name and                                                                              Other Annual
     Principal Position       Year            Salary ($)             Bonus ($)            Compensation ($)
     ------------------      ------          -----------            -----------         ---------------------
     Kari Cunningham,          1999                  -0-                 $500(1)                          -0-
     President
                               1998                  -0-                     -0-                          -0-
                               1997                  -0-                     -0-                          -0-
                               1996                  -0-                     -0-                          -0-

                                            Long Term Compensation


                                      Restricted         Securities Underlying      LTIP            All Other
 Name and                               Stock                  Options/            Payouts         Compensation
 Principal Position       Year       Award(s)($)                SARs(#)              ($)               ($)
 ------------------      ------    ----------------     ----------------------    ----------     ---------------
 Kari Cunningham,          1999                 -0-                        -0-           -0-                 -0-
 President
                           1998                 -0-                        -0-           -0-                 -0-
                           1997                 -0-                        -0-           -0-                 -0-
                           1996                 -0-                        -0-           -0-                 -0-

         (1) In March 1999, Kari Cunningham received a $500 bonus for serving as the Company's president and director since July 1996, and for agreeing to continue to serve as a director and the president of the Company.


Item 7.           Certain Relationships and Related Transactions

         Park Street Investments, Inc., a Utah corporation ("Park Street"), is wholly owned and managed by Ken Kurtz. Park Street loaned the Company $5,500 pursuant to an April 1, 1999 Promissory Note. For more information on the terms of this note, see Part I, Item 1, or Exhibit 6(1) attached hereto and incorporated herein by reference.

         Based on his ownership of approximately 90% of the outstanding shares of the Company's Common Stock, Ken Kurtz may be deemed to control the Company. Although Kurtz is searching for a merger or acquisition candidate, no formal agreement or service contract exists between the Company and Kurtz. Kurtz's authority to negotiate on behalf of the Company stems from his ownership of a majority of the Company's Common Stock. Any candidate Kurtz may locate or transaction he may recommend is subject to the approval of the board of directors and, depending transaction's structure, possibly the Company's shareholders.

         Whoever locates an entity with whom the Company merges or acquires may receive some amount of consideration; however, no such amount has been established and will be determined by the new entity and the Company. In the event some other person or entity is responsible for introducing the Company with a merger or acquisition candidate, Kurtz may or may not be involved is assisting with the consummation of such a merger or acquisition. Until a merger or acquisition candidate is located and a mutually agreed upon transaction is structured, the amount and type of compensation Kurtz and any other entity involved may receive will remain subject to negotiation. For more information on Kurtz, see Part I, Item 4 - Security Ownership of Certain Beneficial Owners and Management, and Part I, Item 5 - Directors, Executive Officers, Promoters and Control Persons.


Item 8.           Description of Securities

         Holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption of sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized, fully paid and non-assessable.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         The   Company's   Common   Stock  has  never   traded  or  been  quoted
over-the-counter or on any exchange. However, the Company intends to attempt to have the Company's Common Stock listed on the NASD OTC Bulletin Board.

         On March 5, 1999, the Board of Directors and holders of a majority of the outstanding shares of Common Stock adopted a resolution to amend the Articles of Incorporation to (i) effect a 100-for- 1 forward stock split on the Company's Common Stock, including the total number of shares authorized for issuance as well as those issued and outstanding; (ii) establish a par value for the Common Stock at $0.001 per share; and (iii) authorize a class of Five Million (5,000,000) shares of preferred stock, par value $0.001.

         Prior to this forward split, only Twenty-five Thousand (25,000) shares of Common Stock, no par value, and no shares of preferred stock were authorized for issuance. The number of shares issued and outstanding after the 100-for-1 forward stock split increased from Twenty-two Thousand (22,000) to Two Million Two Hundred Thousand (2,200,000) shares. Fractional shares were rounded up to the nearest whole number. The change in the number of issued and outstanding shares of Common Stock was effective March 5, 1999.

Dividends

         The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition and other relevant factors. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business.

Record Holders

         As of July 14,  1999,  there  were  2,200,000  shares of the  Company's
Common Stock issued and outstanding, held by approximately 36 record holders. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.


Item 2.                    Legal Proceedings

         The Company is not currently, nor has it ever been, a party to any pending legal proceedings.


Item 3.                    Changes in and Disagreements with Accountants

         The Company appointed Pritchett, Siler & Hardy, P.C. to audit its financial statements from inception through June 30, 1999. No other auditor has ever been retained by the Company.


Item 4.                    Recent Sales of Unregistered Securities

         No securities have been sold by the Company within the past three years.

Item 5.           Indemnification of Directors and Officers

         The Company's Bylaws and certain sections of Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company. To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                         PART F/S - FINANCIAL STATEMENTS

         Unless otherwise indicated, the term "Company" refers to Black Stallion Management, Inc. Audited balance sheets of Company as of June 30, 1999 and 1998, and the related audited statements of operations, stockholders' equity and cash flows for the years ended June 30, 1999 and 1998 and from inception on July 10, 1996 through June 30, 1997 and 1999 are attached hereto as Pages 9 through 18 and incorporated herein by this reference..









                 [THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK]

                         BLACK STALLION MANAGEMENT, INC.
                          [A Development Stage Company]

                              FINANCIAL STATEMENTS

                             JUNE 30, 1999 AND 1998























                         PRITCHETT, SILER & HARDY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS

                         BLACK STALLION MANAGEMENT, INC.
                          [A Development Stage Company]




                                    CONTENTS

                                                                            PAGE
               --     Independent Auditors' Report                             1


              --     Balance Sheets, June 30, 1999 and 1998                    2


              --     Statements of Operations, for the years ended
                     June 30, 1999 and 1998 and from inception
                     on July 10, 1996 through June 30, 1997 and 1999           3


              --     Statement of Stockholders' Equity,
                     from inception on July 10, 1996 through
                     June 30, 1999                                             4


              --     Statements of Cash Flows, for the years ended
                     June 30, 1999 and 1998 and from inception
                     on July 10, 1996 through June 30, 1997 and 1999           5


              --     Notes to Financial Statements                         6 - 8

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
BLACK STALLION MANAGEMENT, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheets of Black Stallion Management, Inc. [a development stage company] at June 30, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1999 and 1998 and from inception on July 10, 1996 through June 30, 1997 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Black Stallion Management, Inc. [a development stage company] as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years ended June 30, 1999 and 1998 and for the periods from inception through June 30, 1997 and 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations, raising substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




/s/ PRITCHETT, SILER & HARDY, P.C.
July 8, 1999
Salt Lake City, Utah


                                    BLACK STALLION MANAGEMENT, INC.
                                     [A Development Stage Company]

                                            BALANCE SHEETS



                                                ASSETS

                                                                                  June 30,    June 30,
                                                                                   1999        1998
                                                                                  -------     -------
CURRENT ASSETS:
     Cash in bank ..............................................................   $4,660     $  --
                                                                                  -------     -------
               Total Current Assets ...........................................     4,660        --
                                                                                  -------     -------
                                                                                   $4,660   $    --
                                                                                  =======     =======


                                 LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES:
     Notes payable - related party                                                $ 5,500     $  --
     Accrued interest - related party                                                 123        --
                                                                                  -------     -------
               Total Current Liabilities                                            5,623        --
                                                                                  -------     -------

STOCKHOLDERS' DEFICIT:
     Preferred stock, $.001 par value
       5,000,000 shares authorized,
       no shares issued and outstanding                                               --         --
     Common stock, $.001 par value,
       25,000,000 shares authorized,
       2,200,000 shares issued and
       outstanding                                                                  2,200       2,200
     Capital in excess of par value                                                   --         --
     Deficit accumulated during the
       development stage                                                           (3,163)     (2,200)
                                                                                  -------     -------
               Total Stockholders' Equity                                            (963)       --
                                                                                  -------     -------
                                                                                  $ 4,660     $  --
                                                                                  -------     -------

               The accompanying notes are an integral part of these financial statements.


                                           BLACK STALLION MANAGEMENT, INC.
                                            [A Development Stage Company]


                                              STATEMENTS OF OPERATIONS



                                                                                        From Inception
                                                                                          on July 10,
                                                         For the Years Ended             1996 Through
                                                               June 30,                     June 30,
                                                       ------------------------     ----------------------
                                                          1999          1998           1997         1999
                                                       ----------    ----------     ----------   ---------
REVENUE                                                $    --       $    --        $   --       $   --

EXPENSES:
     General and Administrative                              (840)        --            (2,200)     (3,040)
                                                       ----------    ----------     ----------   ---------

LOSS BEFORE OTHER EXPENSES                                   (840)        --            (2,200)     (3,040)

OTHER EXPENSES:
     Interest Expense                                        (123)        --            --            (123)
                                                       ----------    ----------     ----------   ---------

LOSS BEFORE INCOME TAXES                                     (963)        --            (2,200)     (3,163)

CURRENT TAX EXPENSE                                         --            --            --           --

DEFERRED TAX EXPENSE                                            -                -               -                -
                                                       ----------    ----------     ----------   ---------

NET LOSS                                            $        (963)   $           -  $       (2,200)  $       (3,163)
                                                       ----------       ----------      ----------       ----------

LOSS PER COMMON SHARE                               $    (.00)       $   (.00)      $     (.00)      $    (.00)
                                                       ----------       ----------      ----------       ----------






                     The accompanying notes are an integral part of these financial statements.



                                            BLACK STALLION MANAGEMENT, INC.
                                             [A Development Stage Company]

                                           STATEMENT OF STOCKHOLDERS' EQUITY

                                      FROM THE DATE OF INCEPTION ON JULY 10, 1996

                                                 THROUGH JUNE 30, 1999

                                                                                                           Deficit
                                                                                                         Accumulated
                                        Preferred Stock             Common Stock          Capital in     During the
                                      _____________________      _____________________     Excess of     Development
                                     Shares       Amount        Shares        Amount       Par Value        Stage
                                   ----------     ---------    ----------    ---------     ----------     -----------
BALANCE, July 10, 1996                      -     $       -             -    $       -     $        -     $         -

Issuance of 2,200,000 shares
  common stock for services at
  $.001 per share                           -             -     2,200,000        2,200              -               -

Net loss for the period ended
  June 30, 1997                             -             -             -            -              -          (2,200)
                                   ----------     ---------    ----------    ---------     ----------     -----------
BALANCE, June 30, 1997                      -             -     2,200,000        2,200              -          (2,200)

Net loss for the year ended
  June 30, 1998                             -             -             -            -              -               -
                                   ----------     ---------    ----------    ---------     ----------     -----------
BALANCE, June 30, 1998                      -             -     2,200,000        2,200              -          (2,200)
                                   ----------     ---------    ----------    ---------     ----------     -----------
Net loss for the year ended
  June 30, 1999                             -             -             -            -              -            (963)
                                   ----------     ---------    ----------    ---------     ----------     -----------
BALANCE, June 30, 1999                      -     $       -     2,200,000    $   2,200     $        -     $    (3,163)
                                   ----------     ---------    ----------    ---------     ----------     -----------








                       The accompanying notes are an integral part of this financial statement.

                                           BLACK STALLION MANAGEMENT, INC.
                                            [A Development Stage Company]

                                               STATEMENT OF CASH FLOWS
                                                                                              From Inception
                                                                                                on July 10,
                                                         For the Years Ended                   1996 Through
                                                               June 30,                           June 30,
                                                       --------------------------       ---------------------------
                                                          1999             1998            1997              1999
                                                       ----------       ----------      ----------       ----------
Cash Flows Provided by Operating Activities:
     Net loss                                          $     (963)      $        -      $   (2,200)      $   (3,163)
     Adjustments to reconcile net
       loss to net cash used by
       operating activities:
         Stock issued for services                              -                -           2,200            2,200
         Changes is assets and liabilities:
             Increase in accrued interest                     123                -               -              123
                                                       ----------       ----------      ----------       ----------
               Net Cash (Used) by Operating
                 Activities                                  (840)               -               -             (840)
                                                       ----------       ----------      ----------       ----------
Cash Flows Provided by Investing Activities:                    -                -               -                -
                                                       ----------       ----------      ----------       ----------
               Net Cash Provided by Investing
                 Activities                                     -                -               -                -
                                                       ----------       ----------      ----------       ----------
Cash Flows Provided by Financing
  Activities:
     Increase in notes payable - related party              5,500                -               -            5,500
                                                       ----------       ----------      ----------       ----------
               Net Cash Provided by Financing
                 Activities                                 5,500                -               -            5,500
                                                       ----------       ----------      ----------       ----------
Net Increase in Cash                                        4,660                -               -            4,660

Cash at Beginning of Period                                     -                -               -                -
                                                       ----------       ----------      ----------       ----------
Cash at End of Period                                  $    4,660       $        -      $        -       $    4,660
                                                       ----------       ----------      ----------       ----------

Supplemental Disclosures of Cash Flow Information:
     Cash paid during the period for:
       Interest                                     $    -    $  -    $   -     $   -
       Income taxes                                 $    -    $  -    $   -     $   -

Supplemental Schedule of Noncash Investing and Financing Activities:
     For the year ended June 30, 1999:
         None
     For the year ended June 30, 1998:
         None
     For the Year ended June 30, 1997
         The Company issued 2,200,000 shares of its common stock for services valued at $2,200.

   The accompanying notes are an integral part of these financial statements.

                                          BLACK STALLION MANAGEMENT, INC.
                                           [A Development Stage Company]

                                             NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Black Stallion Management, Inc. (the Company) was organized under the laws of the State of Nevada on July 10, 1996. The Company has not commenced planned principal operations and is considered a development stage company as defined in SFAS No. 7. The Company is seeking potential business ventures. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

     Organization Costs - Organization costs, which reflect amounts expended to organize the Company, amounted to $2,200 and were expensed during the period ended June 30, 1997.

     Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". [See Note 7]

     Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimated.

     Recently Enacted Accounting Standards - SFAS No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", SFAS No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits", SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS
     No. 134, "Accounting for Mortgage-Backed Securities..." were recently issued. SFAS No. 130, 131, 132, 133 and 134 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - NOTE PAYABLE - RELATED PARTY

     As of June 30, 1999 the Company owed a related party $5,500. The note is due in full on March 31, 2000 and accrues interest at 10% per annum beginning April 1, 1999. Interest expense of $123 was recorded during the year ended June 30, 1999.

                         BLACK STALLION MANAGEMENT, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 3 - CAPITAL STOCK

     Common Stock - During July, 1996, in connection with its organization, the Company issued 2,200,000 shares of its previously authorized, but unissued common stock. The amount was issued for services rendered at $2,200 (or $.001 per share).

     Forward Stock Split - On March 5, 1999 the Company approved a 100 for 1 forward stock split. The forward stock split is reflected on a retroactive basis.

NOTE 4 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". FASB 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards.

     The Company has available at June 30, 1999, unused operating loss carryforwards of approximately $3,163 which may be applied against future taxable income and which expire in various years through 2018. The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the amount of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $1,075 as of June 30, 1999, with an offsetting valuation allowance at year end of the same amount.

NOTE 5 - RELATED PARTY TRANSACTIONS

     Management Compensation - During June 1999, the Company paid directors fees of $500 payable to an officer/director of the Company.

     Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his/her home as a mailing address, as needed, at no expense to the Company.

NOTE 6 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock. There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                         BLACK STALLION MANAGEMENT, INC.
                          [A Development Stage Company]

                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 - LOSS PER SHARE

     The following data shows the amounts used in computing loss per share:

                                                                           From Inception
                                                                             on July 10,
                                            For the Years Ended              1996 Through
                                                 June 30,                       June 30,
                                         -------------------------      -------------------------
                                            1999           1998            1997           1999
                                         ----------     ----------      ----------     ----------
Loss from continuing operations
available to common shareholders
(numerator)                              $     (963)    $        -      $   (2,200)    $   (3,163)
                                         ----------     ----------      ----------     ----------

Weighted average number of
common shares outstanding used
in loss per share for the period
(denominator)                             2,200,000      2,200,000       2,200,000      2,200,000
                                         ----------     ----------      ----------     ----------

                               PART III - EXHIBITS

         Index to Exhibits. Exhibits required to be attached hereto are listed in the Index to Exhibits beginning on page 9 of this Form 10-SB, which is incorporated herein by reference.


                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Black Stallion Management, Inc.

                                           /s/ Kari Cunningham
                                           -------------------------------------
                                           Kari Cunningham, President & Director

                                Index to Exhibits


EXHIBIT           PAGE
NO.               NO.                 DESCRIPTION
----              -----               -------------------
2                 A-1                 By-laws of the Company.

3                 B-1                 Articles of  Incorporation of the Company,
                                      as amended.

6(1) C-1 April 1, 1999 Promissory Note made by the Company to the order of Park Street Investments, Inc.

10                D-1                 Consent of Pritchett, Siler & Hardy, P.C.